5875 N Sam Houston Pkwy W Houston, Texas 77086 P: 281.591.4000 www.fmctechnologies.com

May 24, 2016

Mr. Karl Hiller
Branch Chief
Office of Natural Resources
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	FMC Technologies, Inc. Form 10-K for the Fiscal Year ended December 31, 2015 Filed February 24, 2016 Form 10-Q for the Fiscal Quarter ended March 31, 2016 Filed April 28, 2016 File No. 001-16489

Dear Mr. Hiller,

This letter is in response to your letter dated May 11, 2016 referencing the disclosure noted below. Following is our response to the specific comment in your letter, which is reproduced below.

Form 10-Q for the Fiscal Quarter ended March 31, 2016
Financial Statements
Note 2 - New Accounting Standards - Change in Accounting Principle, page 9

1.
We note your disclosure stating that effective January 1, 2016, with the change of method in valuing inventory for certain domestic inventories in your surface integrated services business from the last-in, first-out method to the first-in, first-out method under GAAP, you recorded the cumulative effect, net of income taxes, of the change in accounting principle of approximately $12.3 million as an increase to retained earnings as of January 1, 2013. You also disclose that the statements of income for the years ended December 31, 2013, 2014, and 2015, including interim periods therein, were not retroactively adjusted as the adjustment for each of the periods was not material.

Given that you have not adjusted your financial statements for the prior three fiscal years to include the effects of the change that would have impacted those periods, please tell us the extent of any accounting applied in the recent interim period upon making the change and the reasons you have not disclosed the information required by FASB ASC 250-10-50-1.b.2 In addition, please submit the materiality analysis that you performed, including quantitative and qualitative considerations that you made in reaching the conclusion that the effects were not material to your current operations or to the trend in your results of operations for the period in which the change was made.

Refer to the guidance in FASB ASC 250-10-S99-3 or SAB Topic 5.F.

Response:

Effective January 1, 2016, FMC Technologies, Inc. (“FMC Technologies”, “we”, or “the Company”) changed the method of valuing inventory for certain domestic inventories in our surface integrated services business from the last-in, first-out (LIFO) method to the first-in, first out (FIFO) method under U.S. GAAP. As disclosed in our Form 10-Q for the fiscal quarter ended March 31, 2016, the cumulative effect, net of income taxes, of the change in accounting principle was approximately $12.3 million and was recorded as an increase to retained earnings as of January 1, 2013. The cumulative effect of the change in accounting principle of $12.3 million is comprised of a pre-tax $19.5 million gain and $7.2 million of related income tax.
As part of the Company’s evaluation of materiality regarding the application and related disclosure of the change in accounting principle, we first assessed the materiality of the change to prior period statements of income. ASC 250-10-45-5 states that an entity shall report a change in accounting principle through retrospective application of the accounting principle to all prior periods, unless it is impracticable to do so. The following table illustrates the pre-tax effect of the change in accounting principle for the 2013 through 2015 fiscal years.

	Year Ended
(in millions, except percentages)	December 31, 2015	December 31, 2014	December 31, 2013
Income before income taxes, as reported	$502.6	$1,066.3	$719.2
Provision (gain) effect related to inventory subject to change in accounting principle	$(1.2)	$0.8	$0.8
As a percent of income before income taxes, as reported	(0.24)%	0.08%	0.11%
As illustrated above, the effects of the change in accounting principle for the years ended December 31, 2013, 2014 and 2015 are not material. This conclusion also applies to the interim periods in each of the fiscal years illustrated above. In addition, the above analysis demonstrates that approximately $19.1 million of the $19.5 million pre-tax cumulative effect of the change in accounting principle relates to periods prior to fiscal year 2013.
As a result of concluding that the change in accounting principle was not material to prior periods, the Company then evaluated the materiality of recording the cumulative effect of the change in accounting principle in current period earnings (i.e., in the fiscal quarter ended March 31, 2016). For an entity to conclude that the effect of a change in accounting principle not be applied retrospectively on the grounds that it is immaterial, we believe such entity would have to conclude that the effect of the change is immaterial to the prior years and that the cumulative effect of the change is immaterial to the financial statements in the period of change. ASC 270-10-45-16 provides guidance on assessing materiality for accounting changes made in an interim period and states that materiality should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. In completing this analysis, the Company determined that the cumulative effect, net of income taxes, of the change in accounting principle of $12.3 million could potentially be material for fiscal year 2016. This conclusion was made in light of the current market in which FMC Technologies operates and the uncertainties of forecasting 2016 full-year results provided the deterioration of the oil and gas market and its related effect on demand for our products and services. As a result, FMC Technologies concluded recording the cumulative effect of the change in accounting principle in 2016 earnings was not appropriate and that retrospective application was warranted.
The Company also evaluated FASB ASC 250-10-S99-3 or SAB Topic 5.F. ASC 250-10-S99-3 poses the question that if a “registrant determines that the accounting change does not have a material effect on prior periods’ financial statements...is it acceptable to adjust the beginning balance of retained earnings of the period in which the change is made for the cumulative effect of the change on the financial statements of prior periods?” The Staff’s interpretative response stated that if the cumulative effect is material to current operations or to the trend of the reported results of operations, then individual income statements of the earlier periods should be retrospectively adjusted. Like all standards under U.S. GAAP, ASC 250 need not be applied to immaterial items and like all materiality assessments, we believe assessing materiality in the context of a change in accounting principles requires the exercise of judgment and careful consideration of all relevant facts and circumstances associated with the change. Thus, in light of the immateriality of the effects of the change in accounting principle for the fiscal years 2013, 2014 and 2015, the Company concluded not to apply the retrospective application provisions under ASC 250-10-S99-3 to the statements of income.

From a qualitative perspective, provision (gain) adjustments related to LIFO are presented as “Corporate Items” in our segment presentation under ASC 280. Thus, the effects of the change in accounting principle in prior periods would have not changed our reported segment results or related margins. This is consistent with our Form 10-Q disclosure for the fiscal quarter ended March 31, 2016, regarding the preferability of the change in accounting principle from LIFO to FIFO such that the FIFO method of inventory valuation is the method used by management to monitor the financial results of the business for operational and financial planning.
Our conclusion that the effect of the change in accounting principle was immaterial also led to our decision to not provide all related disclosures under ASC 250-10-50-1, specifically the disclosures as outlined in ASC 250-10-50-1.b.2. The following table illustrates the adjustments, as retrospectively applied by the Company, to the inventory financial statement caption item in our consolidated balance sheets.

	As of
(in millions, except percentages)	December 31, 2015	December 31, 2014	December 31, 2013
Inventories, net, as reported	$744.6	$1,021.2	$980.4
Effect of change in accounting principle related to subject inventory (1)	19.5	19.5	19.5
As a percent of inventories, net, as reported	2.6%	1.9%	2.0%
______________________________

(1)
As a result of concluding the effects of the change in accounting principle was not material to the statements of income for fiscal years 2013, 2014 and 2015, we recorded the entire cumulative effect of the change in accounting principle as of January 1, 2013. Thus, the effect of the change in accounting principle on inventory balances as of each of the balance sheet dates reported above is the same.

We reached the same conclusion of immateriality related to other affected financial statement caption items including cost of product sales and net income attributable to FMC Technologies, Inc. on our statements of income and deferred income taxes and retained earnings on our balance sheet, and thus did not provide the disclosures in ASC 250-10-50-1.b.2.
We acknowledge that the use of the retrospective application approach (i.e., as if the accounting principle had always been used) is aimed to provide greater consistency of financial information across reporting periods. However, provided our conclusions regarding the immateriality of the effect of the change in accounting principle on the statements of income for the fiscal years 2013, 2014 and 2015 and related balance sheet accounts, we concluded the following disclosures, as provided in our Form 10-Q for the fiscal quarter ended March 31, 2016, was in conformity with U.S. GAAP in all material respects: (i) disclosure of the cumulative effect, net of income taxes, of $12.3 million and its retrospective application to retained earnings as of January 1, 2013, (ii) disclosure that the effects to the statements of income were not material and that such statements were not retrospectively adjusted, (iii) disclosure that our December 31, 2015 balance sheet and December 31, 2015 balances in our inventory footnote were labeled “As Adjusted” as a result of recording the cumulative effect of the change in accounting principle to retained earnings as of January 1, 2013 and thus retrospectively adjusting the balances of balance sheet line items.
Management acknowledges (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions, please call me at (281) 591.4080 or email me at maryann.mannen@fmcti.com.

Sincerely,

/s/ Maryann T. Mannen
Maryann T. Mannen
Executive Vice President and Chief Financial Officer
FMC Technologies, Inc.

cc: Jay A. Nutt, Vice President, Controller and Treasurer